Part II: **Activities of the Broker-Dealer Operator and its Affiliates**

Item 4:   <u>Arrangements with Trading Centers</u>

a.   Are there any formal or informal arrangements (<u>e.g.</u>, mutual, reciprocal, or preferential access arrangements) between the Broker-Dealer Operator and a Trading Center to access the NMS Stock ATS services (<u>e.g.</u>, arrangements to effect transactions or to submit, disseminate, or display orders and trading interest in the ATS)?

Yes ☒   No ☐

If yes, identify the Trading Center and the ATS services and provide a summary of the terms and conditions of the arrangement.

BofAS and the Broker-Dealer Operators of the following ATSs have entered into formal or informal arrangements, including through one or more written agreements (e.g., Mutual Access Agreement, Subscriber Agreement, Electronic Access and Trading Agreement, etc.) to provide each other access to such electronic trading services as each may make available to the other, including access to each other's ATS, including: (1) Barclays LX (Barclays Capital Inc.); (2) BlockCross (Instinet, LLC); (3) CBX US (Instinet, LLC); (4) CODA ATS (CODA Markets, Inc.); (5) <u>Crossfinder (Credit Suisse Securities (USA) LLC; (6) </u>CrossStream (National Financial Services LLC); (6<u>7</u>) JPM-X (J.P. Morgan Securities LLC); (7<u>8</u>) Liquidnet H2O ATS (Liquidnet, Inc.); (8<u>9</u>) POSIT (ITG Inc.); (9<u>10</u>) Sigma X2 (Goldman Sachs & Co. LLC); (10<u>11</u>) UBS ATS (UBS Securities LLC); (11<u>12</u>) Virtu Matchit (Virtu Americas LLC). BofAS treats any of the aforementioned trading centers that access Instinct X in the same manner as other Instinct X Subscribers.

b.   If yes to Item 4(a), are there any formal or informal arrangements between an Affiliate of the Broker-Dealer Operator and a Trading Center to access the NMS Stock ATS services?

Yes ☐   No ☒

If yes, identify the Trading Center and ATS services and provide a summary of the terms and conditions of the arrangement.

Part III: **Manner of Operations**

Item 7:   <u>Order Types and Attributes</u>

    a.   Identify and explain each order type offered by the NMS Stock ATS. In your explanation, include the following:

    i.   priority, including the order type's priority upon order entry and any subsequent change to priority (if applicable); whether and when the order type can receive a new time stamp; the order type's priority vis-à-vis other orders on the book due to changes in the NBBO or other reference price; and any instance in which the order type could lose execution priority to a later arriving order at the same price;

    ii.   conditions, including any price conditions (<u>e.g.</u>, how price conditions affect the rank and price at which it can be executed; conditions on the display or non-display of an order; or conditions on executability and routability);

    iii.   order types designed not to remove liquidity (<u>e.g.</u> post-only orders), including what occurs when such order is marketable against trading interest on the NMS Stock ATS when received;

    iv.   order types that adjust their price as changes to the order book occur (<u>e.g.</u>, price sliding orders or pegged orders) or have a discretionary range, including an order's rank and price upon order entry and whether such prices or rank may change based on the NBBO or other market conditions when using such order type; when the order type is executable and at what price the execution would occur; whether the price at which the order type can be executed ever changes; and if the order type can operate in different ways, the default operation of the order type;

    v.   whether an order type is eligible for routing to other Trading Centers;

    vi.   the time-in-force instructions that can be used or not used with each order type;

    vii.   the circumstances under which order types may be combined with another order type, modified, replaced, canceled, rejected, or removed from the NMS Stock ATS; and

    viii.   the availability of order types across all forms of connectivity to the NMS Stock ATS and differences, if any, in the availability of an order type across those forms of connectivity.

Instinct X accepts orders and conditional placements. Thus, conditional placements are the only trading interests accepted by Instinct X. See Part III, Item 9 for a full description of conditional placements.

ACCEPTABLE ORDER TYPES, TIME-IN-FORCE INSTRUCTIONS, AND ATTRIBUTES--

As a general matter, all Instinct X order types are available across all forms of connectivity to Instinct X; however, a Subscriber's determination to use particular order types will vary based on the Subscriber's trading and execution objectives.

Instinct X accepts the following order types: (i) MARKET--an order to buy or sell immediately at the best available price; (ii) LIMIT--an order to buy or sell at a specified price or better; and (iii) PEGGED--an order to buy or sell at a price relative to a reference benchmark price. Instinct X offers the following Pegged order types: (i) Midpoint Peg--an order that is pegged to the midpoint of the Best Bid and Offer ("BBO") (See Part III, Item 23 for a description of how the BBO is calculated); (ii) Primary Peg--an order that is pegged to the BBO on the same side of the market (i.e., near touch); and (iii) Market Peg--an order that is pegged to the BBO on the opposite side of the market (i.e., far touch). Instinct X does not offer post-only order types.

Instinct X offers the following time-in-force instructions: (i) IMMEDIATE-OR-CANCEL ("IOC")--an instruction whereby Instinct X must immediately execute all or part of the order upon receipt and cancel any unfilled part of the order; (ii) DAY--an instruction whereby all or any unexecuted residual of an order expires at the end of the trading day.

BofAS Subscribers can elect to apply a Minimum Quantity ("MinQty") attribute to their orders, which represents the minimum quantity of an order that Instinct X can execute against a single counterparty. The default MinQty behavior with respect to a partially executed order is for Instinct X to designate a new MinQty equal to the leaves quantity when the leaves quantity falls below the original MinQty. Alternatively, Subscribers can request an unsolicited cancel of the leaves quantity should the quantity fall below the original MinQty.

POSSIBLE OUTCOMES OF ORDER TYPES ROUTED TO INSTINCT X--

Orders routed to Instinct X can result in one or more of the following: acceptance, rejection, cancelation, execution, or, in the event not fully executed, expiration. Instinct X orders can be modified, canceled and replaced at any time prior to execution at the discretion of the Subscriber. Instinct X updates order queue position when a Subscriber amends an order (see discussion of priority below). Instinct X will reject any ~~order that has an~~

~~impermissible order attribute (e.g., Intermarket Sweep Orders, Post Only or Percentage of Spread Orders). Additionally, Instinct X will reject any~~ orders that do not satisfy the minimum pricing increments specified in Rule 612 of Regulation NMS (i.e., the Sub-Penny Rule). Instinct X does not route orders to other Trading Centers.

PRIORITY--

Instinct X operates on a Price/Capacity/Time basis. When multiple same side orders have an identical price, Instinct X determines execution priority based on the order's capacity (See Part III, Item 11), with BofAS principal orders yielding to all Subscriber orders, followed by the time of order receipt in Instinct X. Instinct X determines queue position by new order receipt time and updates queue position when there is an amendment to the specified price, an increase in quantity, a change/addition to the pegging instruction, or an update to MinQty. Instinct X will maintain an order's queue position when a Subscriber amends the order to reduce its quantity.

Pegged orders can be combined with a limit price. All orders will be assigned the more conservative price for execution purposes. For example, a resting midpoint pegged order with a limit price at the far side of the BBO (best offer for buy orders, best bid for sell orders) will execute at a price no worse than the midpoint. If the BBO changes where the limit price is the near side (best bid for buy orders, best offer for sell orders), the execution will occur at an assigned limit price that is no worse than the near side price of the BBO.

b. Are the terms and conditions for each order type and attribute the same for all Subscribers and the Broker-Dealer Operator?

Yes ☒   No ☐

If no, identify and explain any differences.